Exhibit 1.07

Investor Relations	Media Relations
Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

CDC Software Introduces New Version of its Email Marketing Solution for Pivotal CRM 6.0

SHANGHAI, ATLANTA – Sept. 15, 2009 – CDC Software Corporation (NASDAQ: CDCS), a global provider of enterprise software applications and services, announced the new version of Pivotal eMarketing, an email marketing solution for the Pivotal CRM 6.0 platform that helps sales and marketing professionals better target customers and prospects, personalize communication, increase lead generation activities and improve customer satisfaction.

Pivotal eMarketing (v6.0.4) is an email blasting engine that allows users to send personalized HTML or text-based email communications to customers and prospects within the Pivotal CRM platform. Other benefits include the ability to personalize communications, track the success rate of communications, drive leads to web pages and track click-throughs, easily build customized email campaigns, automate common messages with recurring campaigns, comply with unsubscribe and opt-out/in legislation, and avoid blacklisting through batch delivery of emails.

“We believe that Pivotal eMarketing provides sales and marketing professionals with one of the most cost-effective and quantifiable channels of communicating to customers and prospects,” said Bruce Cameron, president of CDC Software. “With Pivotal eMarketing, companies can use permission-based email marketing to help drive more leads and ultimately improve sales.”

Pivotal eMarketing works with Pivotal CRM 6.0, CDC Software’s newly-designed customer relationship management (CRM) platform based on Microsoft.NET technology, which provides task-based navigation, embedded Microsoft SharePoint and Office applications, easy customization, a smart client user interface, high user adoption and a low total cost of ownership.

About Pivotal CRM
CDC Software’s Pivotal CRM is a flexible, powerful customer relationship management solution for companies that want to use CRM strategically—to model, enhance, and streamline their unique sales, marketing, and customer service processes, not dictate them. Built with the user experience in mind, Pivotal CRM offers flexibility and customizability, enabling companies to tailor the system precisely to their users’ needs. With a Microsoft-style interface and role- and task-based navigation, Pivotal CRM is a familiar and comfortable system for users, reducing the learning curve and increasing the speed of user adoption. Pivotal CRM embeds Microsoft Outlook and SharePoint right within the CRM system and integrates closely with the Microsoft Office suite, bringing data to the user when and where they need it, for optimal efficiency. To learn more, visit www.CDCsoftware.com/PivotalCRM .

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), CDC Supply Chain (supply chain management , warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, wholesale and retail distribution industries. The company completes its offerings with a full portfolio of services that span the life cycle of CDC Software solutions, including implementation, project consulting, technical support and It consulting. For more information, please visit www.cdcsoftware.com.

About CDC Corporation
The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, outsourced application development and IT staffing, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and such forward-looking statements include statements relating to our beliefs regarding the potential benefits of Pivotal e-Marketing 6.0, our beliefs regarding the ability of Pivotal e-Marketing 6.0, to address the needs of the market such as the ability to improve efficiencies, improve customer service, drive cost savings and competitive advantage, our beliefs regarding customer needs and preferences and the ability of the Pivotal solution to address these needs and preferences and other statements we may make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the market; development of new functionalities which would allow companies to compete more effectively and changes in the type of information required to compete in the market. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2008 on Form 20-F filed on June 30, 2009. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.